April 25, 2006

via U.S. mail and facsimile

William E. Nielsen
Chief Executive Officer
Waste Technology Corp.
5400 Rio Grande Avenue
Jacksonville, Florida, 32554

 RE: Waste Technology Corp.
  Form 10-KSB for the Fiscal Year Ended October 31, 2005
   Filed January 27, 2006
   File No. 0-14443

Dear Mr. Nielsen:

 We have completed our review of your Form 10-KSB and related
filings and have no further comments at this time.

        Sincerely,

        Nili Shah
Accounting Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

        DIVISION OF
CORPORATION FINANCE